SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on October 9, 2008, drawn up in summary form.

1.	Date, time and venue: On October 9, 2008, starting at 10:00 a.m., at The Guoman Tower Hotel, located in the City of London, England, at St. Katherine’s Way.

2.
Attendance: Mr. Victório Carlos De Marchi, co-Chairman, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Luiz Fernando Ziegler de Saint Edmond, Jorge Paulo Lemann and Roberto Moses Thompson Motta.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Issuance of Shares - FINOR. Pursuant to article 9 of the Company’s By-laws, to approve the issuance of 24,084 (twenty-four thousand and eighty-four) preferred shares at the subscription price of R$ 91.86 (ninety-one reais and eighty-six cents), representing a total subscription of R$ 2,212,356.24 (two million two hundred and twelve thousand three hundred and fifty-six reais and twenty-four cents), to be subscribed by Fundo de Investimentos do Nordeste - FINOR (Investment Fund of Northeastern Brazil - FINOR) in accordance with article 9 of Law 8,167, of January 16, 1991, fully paid-up in cash, as set forth in the attached subscription form, through a deposit of the aforementioned amount at Banco do Nordeste do Brasil S/A’s branch in the city of Aracaju, State of Sergipe, to the benefit of the Company.

4.1.1. The shares hereby issued shall be entitled to receive dividends declared by the Company as from the date hereof.

4.1.2. The issuance of shares hereby approved shall not give rise to preemptive rights to shareholders, pursuant to the sole paragraph of article 172 of Law 6,404/76 and to the sole paragraph of article 9 of the By-laws.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, October 9, 2008.

/s/ Victório Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Carlos Alberto da Veiga Sicupira	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Jorge Paulo Lemann	/s/ Roberto Moses Thompson Motta

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: October 8, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations